NEWS RELEASE

CONTACT :
Paul A. Criscillis, Jr.
Senior Vice President and CFO
770-822-4262
www.nationalvision.com
FOR IMMEDIATE RELEASE
•	Berkshire Partners LLC to Acquire National Vision, Inc. for $7.25 per Share

•	National Vision to Acquire Consolidated Vision Group for $88 million, including Debt Repayment
LAWRENCEVILLE, GA, July 26, 2005 — National Vision, Inc. (AMEX: NVI), an operator of retail vision centers, and Berkshire Partners LLC, a leading private equity investor, announced today that NVI and an affiliate of Berkshire Partners have signed a definitive merger agreement pursuant to which Berkshire Partners will acquire National Vision for $7.25 per share. National Vision also announced an agreement to acquire all of the outstanding common stock of Consolidated Vision Group, Inc. for approximately $88 million, including debt repayment. Consolidated Vision Group operates 111 optical stores under the brand name “America’s Best Contacts & Eyeglasses.”
Peter T. Socha, Chairman of the Board of Directors of National Vision, commented, “The Board has directed an aggressive program of exploring strategic and financial alternatives for the company since May 2004. With a premium of 42% to our last closing stock price on July 25, 2005, and a refinancing of all outstanding debt facilities, we believe that these transactions represent an excellent outcome for all our security holders.”
L. Reade Fahs, President and Chief Executive Officer of National Vision, said, “Our management team is excited about the opportunity of combining National Vision and America’s Best into the fourth largest retail optical chain in America. With the backing of Berkshire Partners, we’re confident of having the committed resources necessary to build a leading presence in the value segment of the optical category.”

Barry Feinberg, Chief Executive Officer of Consolidated Vision Group, said, “The past three and one-half years have been very exciting at America’s Best. We have led the industry in comparable store sales growth and have substantially increased our cash flow. We believe the consumer will be well served by combining our store base with National Vision.”
“Berkshire Partners has been an active investor in the retail industry for over 20 years,” stated Randy Peeler, Managing Director of Berkshire Partners. “We are eager to invest in NVI, which is a leader in the value segment of the optical retail market.”
Pursuant to the terms of the merger agreement, Vision Acquisition Corp., an affiliate of Berkshire Partners, will commence a cash tender offer to acquire all outstanding shares of National Vision common stock at a price of $7.25 per share in cash. Following the offer, the merger agreement contemplates that Vision Acquisition Corp. will be merged with National Vision and that shares not tendered in the offer would be converted into a right to receive $7.25 in cash. The merger agreement also contemplates that National Vision’s existing senior notes due 2009 will be redeemed at par.
Consummation of the tender offer is subject to the completion of National Vision’s acquisition of Consolidated Vision Group, the tender of at least 67% percent of National Vision’s fully diluted shares and other customary conditions. Vision Acquisition Corp. retains the right to waive the minimum tender requirement if fewer than 67% of the fully diluted shares (but at least a majority) of National Vision‘s shares are tendered. The parties expect that the tender offer and acquisition of Consolidated Vision Group will be completed during the third calendar quarter of 2005.
The Board of Directors of National Vision and a Special Committee of independent members of National Vision’s Board of Directors approved the terms of the tender offer and merger and recommended that the shareholders of National Vision accept the offer. The Special Committee has received an opinion from its financial advisor, TM Capital Corp., to the effect that the consideration proposed to be paid to the shareholders in the transaction is fair from a financial point of view to such shareholders.
Pursuant to the merger agreement with Vision Acquisition Corp., National Vision may not participate in discussions regarding any competing offer to acquire its stock or assets, except under certain circumstances described in the merger agreement in order to comply with its fiduciary duties. If the Company’s Board of Directors exercises its right to terminate the merger agreement to enter into an alternative transaction, and in certain other circumstances set out in the merger agreement, the Company would be required to pay a $1.6 million break-up fee. If the Company terminates the merger agreement, unless such termination is due to Vision Acquisition’s breach, the Company will be required to reimburse Vision Acquisition for its expenses, up to $2 million. In no event will the combined amount of the breakup fee and expense reimbursement payments exceed $2.6 million in the aggregate. National Vision intends to file a Schedule 14D-9

Recommendation Statement with the Securities and Exchange Commission relating to the transaction with a copy of the merger agreement as an exhibit.
In conjunction with entering into the merger agreement with Vision Acquisition Corp., National Vision also announced that it had entered into an agreement to purchase all of the outstanding stock of Consolidated Vision Group, a privately held retailer of optical products and services headquartered in Pennsauken, New Jersey. National Vision’s acquisition of Consolidated Vision Group has been approved unanimously by the boards of directors of National Vision and Consolidated Vision Group.
In connection with the Consolidated Vision Group acquisition, National Vision will pay approximately $88 million in cash, approximately $48 million of which will be used to repay debt and other obligations of Consolidated Vision Group and the remainder of which will be paid to the Consolidated Vision Group shareholders. The CVG acquisition, and the repayment of National Vision’s senior notes to occur in conjunction with the CVG acquisition, would be financed through a new credit facility arranged by Freeport Financial and a cash investment by Berkshire Partners. National Vision would be obligated to pay a break up fee to the Consolidated Vision Group shareholders of $4 million if the Consolidated Vision Group acquisition fails to close by December 22, 2005 due to its failure to close the contemplated financing.
The consummation of National Vision’s acquisition of Consolidated Vision Group is conditioned upon the simultaneous closing of the tender offer by Vision Acquisition Corp. for National Vision’s shares.
The pre-approval requirements of the Hart-Scott-Rodino Antitrust Improvements Act do not apply either to the acquisition of National Vision by Berkshire or to the acquisition of Consolidated Vision Group by National Vision.
National Vision, Inc. is a retail optical company that operates vision centers primarily within host environments in the United States and Mexico. Its vision centers sell a wide range of optical products including eyeglasses, contact lenses and sunglasses. As of the end of the most recent fiscal quarter on July 2, 2005, the Company operated 412 vision centers, including 290 located inside domestic Wal-Mart stores. National Vision depends on its domestic Wal-Mart locations for substantially all of its revenues and cash flow. Investments in the debt and equity securities of National Vision, Inc. are subject to substantial risks as described in the Company’s public filings with the Securities and Exchange Commission.
Berkshire Partners has invested in mid-sized private companies for the past twenty years through six investment funds with aggregate capital commitments of approximately $3.5 billion. The firm’s investment strategy is to seek companies that have strong growth prospects and to support talented management teams. Berkshire has developed specific industry experience in several areas including retail, consumer products, industrial manufacturing, transportation, communications and business services. Berkshire has been an investor in over 80 operating companies with more than $12.0 billion of acquisition value and combined revenues in excess of $15.0 billion.
Freeport Financial LLC is a leading provider of capital and leveraged finance solutions to middle market companies with private equity sponsor ownership. Freeport Financial LLC invests at all levels of the capital structure but focuses primarily on providing cash flow and asset based lending products including senior secured, junior secured and unsecured loans to support leveraged buyouts, recapitalizations, and corporate refinancings. Founded in 2004 by a group of experienced corporate finance and capital markets professionals and located at offices in Chicago and New York, Freeport Financial has the industry expertise and product knowledge to serve the financing needs of private equity sponsors and their middle market companies.
The tender offer for the outstanding shares of National Vision has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of National Vision. Shareholders should read, when available:
•	National Vision’s solicitation/recommendation statement on Schedule 14D-9, and

•	Vision Acquisition Corp.’s Tender Offer statement on Schedule TO, including the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.
Each of these documents will contain important information about the tender offer. When they become available, shareholders can obtain these documents for free from the U.S. Securities and Exchange Commission’s website at http://www.sec.gov.
TM Capital Corp., the financial advisor to the Special Committee and to the Board of Directors of National Vision, is a New York and Atlanta based merchant bank which advises clients on a broad range of global merger, acquisition and financing transactions.
Kilpatrick Stockton LLP acted as legal advisor to the Board of Directors of National Vision and Weil, Gotshal & Manges LLP acted as legal advisor to Berkshire Partners and its affiliates.
This press release may contain forward-looking statements, including statements about the timing and completion of an all cash tender offer for National Vision’s outstanding shares, the ability to complete the tender offer and subsequent merger on the terms contemplated, the value of the transaction, the anticipated impact of the acquisition on National Vision’s operations and financial results and other projections within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are subject to risks and uncertainties, including the risk that the transactions described in this press release are not consummated, as well as the risks and uncertainties disclosed in National Vision’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K for the fiscal year ended January 1, 2005, and its quarterly report on Form 10-Q for the period ended April 2, 2005, that could cause actual results to differ materially from those projected in these forward-looking statements. These statements speak only as of the date of this press release, and National Vision and Berkshire Partners undertake no obligation to update or revise any of the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.